# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nordicus Partners Corp, CIK 0001011060
CUSIP: 28265K205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 280 South Beverly Dr., Suite 505, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 02/17/2025
Filed by CIK 0002046957
Persons authorized to receive notices and communications: ABCHill Holding ApS, Mesterlodden 3A, 1., Gentofte, Denmark (G7), DK-2820, (45) 21 42 24 12

## Reporting persons
- ABCHill Holding ApS (CIK 0002046957): type of reporting person: partnership (PN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,098,973; shared voting power 0; sole dispositive power 1,098,973; shared dispositive power 0; aggregate amount beneficially owned 1,098,973 (5.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nordicus Partners Corp
Address of issuer's principal executive offices: 280 South Beverly Dr., Suite 505, Beverly Hills, California (CA), 90212

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by ABCHill Holding ApS (the "Reporting Person"). The sole owner and officer of the Reporting Person is Christian Torben Hill-Madsen.
Residence or business address: The Reporting Person's and Mr. Hill-Madsen's business address is: Mesterlodden 3A, 1., DK-2820 Gentofte, Denmark.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: Neither the Reporting Person nor Mr. Hill-Madsen has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor Mr. Hill-Madsen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a private limited company (Anpartsselskab) organized in Denmark. Mr. Hill-Madsen is a citizen of Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
The following chart shows the Shares acquired and sold by the Reporting Person since the last Schedule 13D was filed by it on December 10, 2024:

Date Acquired/Disposed Shares Cost Basis Note
2/17/2025 Disposed -14,000 4.00 Sold in a private transaction
2/17/2025 Disposed -14,234 4.00 Sold in a private transaction
3/24/2025 Disposed -5,000 4.00 Sold in a private transaction
3/24/2025 Disposed -4,167 5.00 Sold in a private transaction
4/10/2025 Disposed -6,993 4.00 Sold in a private transaction
4/10/2025 Disposed -10,490 4.00 Sold in a private transaction
4/10/2025 Disposed -5,000 4.00 Sold in a private transaction
4/10/2025 Disposed -30,000 5.00 Sold in a private transaction
4/4/2025 Acquired 22,448 8.91 Warrant Exercised
4/17/2025 Disposed -11,111 4.00 Sold in a private transaction
5/28/2025 Acquired 109,750 0.00 Gifted from affiliate shareholder GK Partners ApS
5/28/2025 Acquired 109,750 0.00 Gifted from affiliate shareholder AC Nordic ApS
5/28/2025 Acquired 49,953 0.00 Gifted from affiliate shareholder GK Partners ApS
5/28/2025 Acquired 5,000 5.00 Acquired via Subscription Agreement
7/7/2025 Disposed -15,454 4.00 Sold in a private transaction
7/10/2025 Disposed -15,454 4.00 Sold in a private transaction
7/11/2025 Acquired 33,100 1.90 Acquired via Subscription Agreement
7/14/2025 Disposed -15,454 4.00 Sold in a private transaction

The purpose of all of these transactions, both the acquisition and dispositions, was a part of the Reporting Person's long-term strategy for asset diversification and liquidity.

The foregoing transactions were exempt under the Securities Act of 1933, as amended (the "Securities Act"). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Except as stated above, there are no plans or proposals which the Reporting Persons or Mr. Hill-Madsen have which relate to or would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule, the Reporting Person beneficially owned 1,098,973 Shares, constituting 5.97% of the outstanding Shares. The percentage of Shares owned is based upon 18,399,038 Shares outstanding as of September 30, 2025, based on inquiry of the Company's transfer agent.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 1,098,973 Shares.
Transactions in the class effected during the past sixty days: The Shares were acquired on the dates set forth in Item 4, above,
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- ABCHill Holding ApS: /s/ Christian Torben Hill-Madsen, Christian Torben Hill-Madsen (10/14/2025)